Clarivate Analytics Plc

Friars House, 160 Blackfriars Road

London, SE1 8EZ, UK

September 3, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	Clarivate Analytics Plc

Registration Statement on Form F-1 (File No. 333-233590)

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Clarivate Analytics Plc (the “Company”) hereby requests that its Registration Statement on Form F-1 (File No. 333-233590) (as amended, the “Registration Statement”), be declared effective at 7:30 a.m., Eastern Time, on September 5, 2019, or as soon thereafter as practicable. By separate letter, the underwriters of the issuance of securities being registered have joined in this request for acceleration.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Latham & Watkins LLP by calling Shagufa R. Hossain at (202) 637-2323. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to me by email at Stephen.Hartman@Clarivate.com and to our counsel, Shagufa R. Hossain of Latham & Watkins LLP, at Shagufa.Hossain@lw.com.

Very truly yours,

CLARIVATE ANALYTICS PLC

By:	/s/ Stephen Hartman
Name:	Stephen Hartman
Title:	General Counsel and Head of Corporate Development

[Signature Page to Acceleration Request]